November 2, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (702) 492-7728</u>

Mr. Richard L. Ham
President and Chief Executive Officer
Millenium Holding Group, Inc.
12 Winding Road,
Henderson, NV 89052

Re: **Millenium Holding Group, Inc.**
     Form 10-KSB for the year ended December 31, 2005
     Filed May 4, 2006
     File No. 0-28431

Dear Mr. Ham:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB</u>

<u>Notes to Financial Statements</u>

<u>Balance Sheet, page F-3</u>

1. Please provide us with your impairment analysis as it relates to your intangible assets. In your response tell us how you determined the fair value of the intangible assets. See SFAS 142 for reference.

Mr. Richard Ham
Millenium Holding Group, Inc.
November 2, 2006

2. Please tell us the nature of the deposits. Specifically address the earnest money deposits in the amount of $82,500 as disclosed in footnote 5. In your response identify the party to whom the deposit was made and the relationship to your company.

Statement of Operations, page F-4

3. Please tell us how you determined to recognize approximately $1.4 million in expense associated with canceled contracts in 2004. Please tell us the details of this transaction or transactions and why the contracts were canceled.

4. You have recorded approximately $990,000 in interest expense and it appears from page F-22 that approximately $955,000 is related to a beneficial conversion feature you recorded during 2005. We also note that your accrued interest on your balance sheet went up by approximately $180,000 during 2005. Please tell us where you have recorded the interest expense related to your notes payable in 2005.

Statements of Cash Flows, page F-10

5. Please revise or tell us why you have not included the non-cash interest expense ($954,599) as an adjustment to reconcile net income(loss) within cash flow from operating activities. This amount should be added back to cash flow from operations.

6. You have included conversion of notes payable in the amount of $551,752 as a cash inflow from financing activities. It appears that you have converted these notes payable to shares of your common stock. This appears to be a non-cash transaction. Please revise or tell us why you have shown this amount as a cash inflow with financing activities.

Note 6 – Notes Payable

7. Due to the large amount of notes issued over the past two years please revise to include a table that shows a column for each of the following:

    - The amount of the note payable issued and the date issued.
    - If converted into shares of the company, then show the amount of shares that the note was converted into.
    - Balance of each respective note at December 31, 2005 and 2004. The total of these columns should agree to the balance sheet.
    - The amount of interest expense earned in 2005 and 2004 and the accrued interest at the end of each period for each note issued.

Note 9 – Commitments and Contingencies, page F-27

8. You disclose that you made an offer to purchase real estate in the amount of $1 million. Please tell us the purpose of acquiring this real estate and also tell us the status of this transaction. We may have further comment.

9. You disclose that you entered into a purchase agreement to purchase a Nevada Mortgage Company for $225,000. Please tell us the status of this acquisition. We may have further comment.

Exhibit 31

10. We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-KSB and Form 10-QSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Please revise to remove references to the "Company" and refer to the company as the "Registrant" as well as revising the opening sentences of paragraphs one, four and five to match the prescribed form of each respective paragraph as set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Six Months Ended June 30, 2006

11. Please revise your March 31, 2006 and June 30, 2006 10-QSB's to conform to the comments above.

Balance Sheets, page 4

12. We note that you are recognizing deferred financing costs as a liability. Please tell us the nature of the liability and the transaction in which it relates.

13. We note the amounts in your December 31, 2005 balance sheet, including accumulated deficit, do not match those in your December 31, 2005 audited balance sheet filed with your Form 10-KSB. Please explain to us why these changes were made and provide us with a detailed description of each adjustment. Also tell us why you haven't filed a 10-KSB/A to reflect this restatement. We may have further comment.

Note 9 – Commitments and Contingencies, page 22

14. We note from your disclosure that you have entered into two promissory amounts in the aggregate amount of $600,000. Please tell us why this is not shown in the financial statements or tell us where it is located.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with

Mr. Richard Ham
Millenium Holding Group, Inc.
November 2, 2006

your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief